EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS APRIL 2005 PERFORMANCE

HOUSTON, May 2, 2005 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in April 2005 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 700.1 million, up 15.5 percent over April 2004, and available seat miles (ASMs) increased by 13.4 percent compared with April 2004. ExpressJet's April load factor was 72.0 percent, a 1.3 point improvement over April 2004. The company flew 66,896 block hours, compared with 60,143 block hours in April 2004, and operated 36,816 departures, versus 33,636 departures in April 2004.

Also in April 2005, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 99.2 percent. In April 2004, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 99.3 percent.

During April, ExpressJet announced new service to two Mexican destinations - Durango and Queretaro - from Los Angeles International Airport and new nonstop service between Houston's George Bush Intercontinental Airport and Tikal/Flores, Guatemala. The new service will begin on June 9 and June 18, respectively, pending government approvals. ExpressJet also accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 252 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the exclusive regional jet provider for Continental. With service to approximately 150 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, as well as additional non-hub service. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,800 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

APRIL	2005	2004	Change
Revenue Passenger Miles (000)	700,073	606,368	15.5 Percent
Available Seat Miles (000)	972,189	857,093	13.4 Percent
Passenger Load Factor	72.0 Percent	70.7 Percent	1.3 Points
Block Hours	66,896	60,143	11.2 Percent
Departures	36,816	33,636	9.5 Percent

YEAR-TO-DATE	2005	2004	Change
Revenue Passenger Miles (000)	2,652,764	2,147,880	23.5 Percent
Available Seat Miles (000)	3,712,128	3,256,606	14.0 Percent
Passenger Load Factor	71.5 Percent	66.0 Percent	5.5 Points
Block Hours	258,171	229,244	12.6 Percent
Departures	140,454	128,937	8.9 Percent

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